EXHIBIT 99.1

Largest Power to Gas Facility in the World Now Operational With Hydrogenics Technology

MISSISSAUGA, Ontario, June 14, 2013 (GLOBE NEWSWIRE) -- Hydrogenics Corporation (Nasdaq:HYGS) (TSX:HYG) a leading developer and manufacturer of hydrogen generation and hydrogen-based power modules, today announced that the largest Power to Gas facility in the world went "live" this week with the first direct injection of hydrogen into a gas pipeline using Hydrogenics technology.

Last year, Hydrogenics received an order from E.ON for a "Power-to-Gas" project in Germany. The two megawatt energy storage facility, located in Falkenhagen in northeast Germany, uses surplus renewable energy sources to produce hydrogen for storage in the country's existing natural gas pipeline network. The facility, delivered at the end of 2012 and commissioned over the first quarter of 2013 has passed all tests and all required permits and certifications have now been granted for the operation of this facility. Dr. Urban Keussen, Senior Vice President Technology & Innovation of E.ON, witnessed the milestone event this week.

This Power to Gas facility, converts renewable generation when it is not needed into renewable power, fuel or heat where and when it is needed. With this facility now in full operation E.ON Gas Storage is feeding 640 m3 per hour into the local natural gas grid (ONTRAS).

For Hydrogenics this has been a turnkey Power to Gas project which included supply, installation, connection and commissioning of the hydrogen production facility including gas compression, master controls, as well as a five year service and maintenance agreement.

About Energy Storage in Germany

Germany is a key energy storage player in Europe thanks to its leading position in terms of installed capacity of fluctuating renewables. In 2011, generation from renewable sources in Germany accounted for 20 percent of total electricity generation. If Germany is to meet its ambitious goals of getting a third of its electricity from renewable energy by 2020, at least 50 percent by 2030 and 80 percent by 2050, it must find a way to store huge quantities of electricity in order to make up for the intermittency of renewable energy. The intermittency of wind and solar will make it almost impossible for German electric utilities to provide clean, affordable, and reliable power to industry and consumers, at the high levels of penetration by intermittent renewables that Germany is trying to achieve. Utility-scale energy storage will be a key part of this future German energy plan. According to the German Energy Agency (DENA), investments in the two-digit billion range will be required if Germany intends to meet its stated objective of getting a third of its electricity consumption from renewable resources in 2020.

About Hydrogenics

Hydrogenics Corporation (www.hydrogenics.com) is a globally recognized developer and provider of hydrogen generation and fuel cell products and services, serving the growing industrial and clean energy markets of today and tomorrow. Based in Mississauga, Ontario, Canada, Hydrogenics has operations in North America and Europe.

Forward-looking Statements

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995, and under applicable Canadian securities law. These statements are based on management's current expectations and actual results may differ from these forward-looking statements due to numerous factors, including: our inability to increase our revenues or raise additional funding to continue operations, execute our business plan, or to grow our business; inability to address a slow return to economic growth, and its impact on our business, results of operations and consolidated financial condition; our limited operating history; inability to implement our business strategy; fluctuations in our quarterly results; failure to maintain our customer base that generates the majority of our revenues; currency fluctuations; failure to maintain sufficient insurance coverage; changes in value of our goodwill; failure of a significant market to develop for our products; failure of hydrogen being readily available on a cost-effective basis; changes in government policies and regulations; failure of uniform codes and standards for hydrogen fuelled vehicles and related infrastructure to develop; liability for environmental damages resulting from our research, development or manufacturing operations; failure to compete with other developers and manufacturers of products in our industry; failure to compete with developers and manufacturers of traditional and alternative technologies; failure to develop partnerships with original equipment manufacturers, governments, systems integrators and other third parties; inability to obtain sufficient materials and components for our products from suppliers; failure to manage expansion of our operations; failure to manage foreign sales and operations; failure to recruit, train and retain key management personnel; inability to integrate acquisitions; failure to develop adequate manufacturing processes and capabilities; failure to complete the development of commercially viable products; failure to produce cost-competitive products; failure or delay in field testing of our products; failure to produce products free of defects or errors; inability to adapt to technological advances or new codes and standards; failure to protect our intellectual property; our involvement in intellectual property litigation; exposure to product liability claims; failure to meet rules regarding passive foreign investment companies; actions of our significant and principal shareholders; dilution as a result of significant issuances of our common shares and preferred shares; inability of US investors to enforce US civil liability judgments against us; volatility of our common share price; and dilution as a result of the exercise of options; and failure to meet continued listing requirements of Nasdaq. Readers should not place undue reliance on Hydrogenics' forward-looking statements. Investors are encouraged to review the section captioned "Risk Factors" in Hydrogenics' regulatory filings with the Canadian securities regulatory authorities and the US Securities and Exchange Commission for a more complete discussion of factors that could affect Hydrogenics' future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release, unless otherwise required by law. The forward-looking statements contained in this release are expressly qualified by this.

CONTACT: Bob Motz, Chief Financial Officer
         (905) 361-3660
         investors@hydrogenics.com